Exhibit 99.3

Security Class Holder Account Number Form of Proxy - Annual General and Special Meeting to be held on September 27, 2011
This Form of Proxy is solicited by and on behalf of Management. Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should ign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Call the number listed BELOW from a touch tone Go to the following web site:
telephone. Proxies submitted must be received by 10:00 am, Pacific Time, on September 23, 2011 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK
1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy  Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual  Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below

Appointment of Proxyholder
I/We, being holder(s) of Keegan Resources Inc. hereby appoint: Maurice
Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Keegan Resources Inc. to be held at Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia on September 27, 2011 at 10:00 AM PDT and at any adjournment or postponement thereof.
Election of Directors Daniel T. McCoy 06. Keith Minty 01. Maurice Tagami 04. Robert J. McLeod 07. Shawn Kristen  Daniel T. McCoy 06. Keith Minty Gordon J. Fretwell  Marcel de Groot  Appointment of Auditors
Appointment of KPMG LLP as Auditor of the Corporation for the ensuing year.  Share Option Plan  To approve the adoption of a new share option plan  Adoption of New Articles
To authorize by special resolution the creation and attaching of special rights and restrictions to the Preferred Shares and the adoption of new Articles for the Company
Authorized Signature(s) - This section must be completed for your instructions to be executed. Signature(s) Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail
 Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail
 Annual Financial Statements - Mark this box if youwould like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail